UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ ☐

Results of Annual General Meeting

On August 29, 2025, TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) held its 2025 Annual General Meeting of its Ordinary Shareholders (the “Annual General Meeting”). At the Annual General Meeting, all the resolutions set out in the Notice of Annual General Meeting sent to shareholders on August 5, 2025 were duly proposed and passed on a poll.

The matters presented for a vote and the related results are as follows:

Resolution	For	Against	Withheld

Resolution 1: THAT the Company’s annual report and audited financial statements for the year ended December 31, 2024 (the “2024 U.K. Annual Report”) are received.	860,393,945	71,812,000	8,280,000

Resolution 2: THAT the Directors’ Remuneration Report for the year ended December 31, 2024, which is set forth in the 2024 U.K. Annual Report is received and approved.	826,809,945	104,860,000	8,816,000

Resolution 3: THAT Ecovis Wingrave Yeats (“Ecovis”) as our U.K. statutory auditor of the Company, are re-appointed to hold office from the conclusion of this meeting until the conclusion of the next annual general meeting of the Company at which the Company’s financial statements are laid before the Company.	851,757,945	80,492,000	8,236,000

Resolution 4: THAT the Audit Committee is authorized to determine the remuneration of the U.K. statutory auditor for the year ending December 31, 2025.	833,429,945	99,024,000	8,032,000

Resolution 5: THAT each of the ordinary shares of £0.0001 each in the capital of the Company be and are hereby subdivided and reclassified into 1 ordinary share of £0.000001 and 1 B deferred share (B Deferred Share) of £0.000099 each in the capital of the Company such B Deferred Shares to have the rights set out in the new article 7B referred to Resolution 8.	790,781,945	117,144,000	32,560,000

Resolution	For	Against	Withheld

Resolution 6: THAT, in accordance with s551 of the Companies act 2006 (Act), the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £200,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Act and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.	788,537,945	121,620,000	30,328,000

Resolution 7: THAT, conditional upon Resolution 6 being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 6 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired	822,801,945	109,556,000	8,128,000

Resolution	For	Against	Withheld

Resolution 8: THAT, subject to and conditional upon the passing of Resolution 5 the Articles of Association of the Company be amended by the insertion of a new Article 7B immediately after Article 7A, as follows:	805,613,945	110,828,000	24,044,000

“7B. B Deferred Shares The B Deferred Shares of £0.000099 each in the capital of the Company (B Deferred Shares) shall have the rights, and shall be subject to the restrictions, set out in this Article 7B (a) to (d) below (inclusive):

(a)	A B Deferred Share:

	(i)	does not entitle its holder to receive any dividend or other distribution;

	(ii)	does not entitle its holder to receive a share certificate in respect of the relevant shareholding;

	(iii)	does not entitle its holder to receive notice of, nor to attend, speak or vote at, any general meeting of the Company;

	(iv)	entitles its holder on a return of capital on a winding up of the Company (but not otherwise) only to the repayment of the amount paid up on that share after payment of the capital paid up on each Ordinary Share in the share capital of the Company and the further payment of £100,000,000 on each Ordinary Share;

	(v)	does not entitle its holder to any further participation in the capital, profits or assets of the Company. The B Deferred Shares shall not be capable of transfer at any time other than with the prior written consent of the directors of the Company.

Resolution			For	Against	Withheld

(b)	The Company may at its option and is irrevocably authorised at any time after the creation of the B Deferred Shares to:

	(i)	appoint any person to act on behalf of any or all holder(s) of a B Deferred Share(s), without obtaining the sanction of the holder(s), to transfer any or all of such shares held by such holder(s) for nil consideration to any person appointed by the directors of the Company;

	(ii)	without obtaining the sanction of the holder(s), but subject to the Companies Act 2006 and uncertificated securities rules:

(A)	purchase any or all of the B Deferred Shares then in issue and to appoint any person to act on behalf of all holders of B Deferred Shares to transfer and to execute a contract of sale and a transfer of all the B Deferred Shares to the Company for an aggregate consideration of one penny payable to one of the holders of B Deferred Shares to be selected by lot (who shall not be required to account to the holders of the other B Deferred Shares in respect of such consideration); and

(B)	cancel any B Deferred Share without making any payment to the holder.

(c)	Any offer by the Company to purchase the B Deferred Shares may be made by the Directors of the Company depositing at the registered office of the Company a notice addressed to such person as the Directors shall have nominated on behalf of the holders of the B Deferred Shares.

(d)	The rights attaching to the B Deferred Shares shall not be, or be deemed to be, varied, abrogated, or altered by:

	(i)	the creation or issue of any shares ranking in pari passu with, the B Deferred Shares;

	(ii)	the Company reducing its share capital or share premium account;

	(iii)	the cancellation of any B Deferred Share without any payment to the holder thereof; or

Resolution	For	Against	Withheld

(iv) the redemption or purchase of any share, whether a B Deferred Share or otherwise, not by the passing by the members of the Company or any class of members of any resolution, whether in connection with any of the foregoing or for any other purpose, and accordingly no consent thereto or sanction thereof by the holders of the B Deferred Shares, or any of them, shall be required.”

Resolution 9: THAT, subject to and conditional upon the passing of Resolutions 5 and 8 , the Company be authorised for the purposes of section 694 of the Companies Act 2006 to make one or more off market purchases (as defined in section 693(2) of the Companies Act 2006) of its B Deferred Shares of £0.000099 each in accordance with the terms of the Articles of Association of the Company, as amended in accordance with Resolution 8 above; such power to apply until five years after the date on which this Resolution is passed	787,629,945	127,612,000	25,244,000

The full details of each resolution passed at the Annual General Meeting are set out in the Notice of Annual General Meeting sent to ordinary shareholders on August 5, 2025 and furnished as an exhibit to a Form 6-K filed with the U.S. Securities and Exchange Commission on August 5, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

Date: September 2, 2025	By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer